CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

FOR IMMEDIATE RELEASE

CanAlaska Uranium Ltd. announces its intention to deregister from its reporting requirements in the United States

Vancouver, British Columbia, May 8, 2015 – CanAlaska Uranium Ltd. (the “Company”) (TSX-V:CVV; OTCQB: CVVUF; Frankfurt: DH7F) announces its intention to terminate, under Section 12(g) of the United States Securities Exchange Act of 1934 as amended (the “Exchange Act”), the registration of its common shares. The Company can now terminate its reporting obligations with the United States Securities and Exchange Commission (the “SEC”) under Section 13(a) of the Exchange Act.

For this purpose, the Company will file a Form 15F with the SEC today. The termination of the registration of its common shares under Section 12(g), and the termination of its reporting obligations under Section 13(a), of the Exchange Act, will become effective 90 days after its Form 15F is filed with the SEC. The Company’s reporting obligations with the SEC, including its obligation to file annual reports on Form 20-F and furnish reports on Form 6-K, will be suspended immediately.

The Company will continue to trade in the United States under its listing on the OTCQB Exchange, in Canada on the TSX Venture Exchange and in Germany on the Frankfurt Exchange. Its reporting obligations will continue to be met in accordance with Canadian securities regulations and filed on SEDAR under the Company’s profile at www.sedar.com, as well as www.otcmarkets.com, and on its website, www.canalaska.com.

President Peter Dasler commented, “Our upgraded listing on the OTCQB Exchange provides efficiencies in the Company’s reporting obligations in the United States. This will not only save reporting expense, but also provide shareholders with a simple and less confusing source of information about our Company.”

The Company also announces that it has granted incentive stock options to acquire 55,000 common shares at $0.20 per share for a five year period.

About CanAlaska Uranium

CanAlaska Uranium Ltd. holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings has attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects. CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.

News Release	Page 1	May 8, 2015

Forward Looking Statements

This announcement contains “forward-looking statements” within the meaning of applicable securities laws. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks and uncertainties relating to the Company’s business disclosed under the heading “Risk Factors” in its Annual Report on Form 20-F filed with the SEC on August 29, 2014 and its other filings with the SEC, which are available online at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

News Release	Page 2	May 8, 2015